

unbothered
foods
@unbotheredfoods
dietitian-founded.

INVEST IN **UNBOTHERED FOODS**

Fermented sourdough crackers crafted by a dietitian for good gut health and happy tastebuds

unbotheredfoods.com Chicago, IL





Female Founder | Food & Beverage | Consumer Goods | Retail

Highlights

1. Magically fermented for over 24 hours before being baked—disrupting a $22 bn cracker category

2 Increased retail footprint by 300% in Q1 of 2024 with no marketing or sales spend

3 Landed first regional retailer, Fresh Thyme, at the end of 2023—currently expanding to all of IL

4 Featured in CAA Football training camp bags for over 200 NFL athletes

5 Founded by registered dietitian specialized in digestive health with $0 in outside investment

6 Consistently increasing units sold per store ~15% MoM. Once people try our product, they're hooked!

Featured Investors

 **Bret Abbott**
Invested $50,000 ⓘ

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Syndicate Lead
Post exit entrepreneur with a passion for investing in disruptive, creative startups.

"As a post-exit entrepreneur, I am passionately focused on supporting the growth and success of driven and impressive entrepreneurs. Unbothered Foods is headlined by just such an entrepreneur that understands strategy, culture, and tenacity. In addition, the brand promise is one of dietary heath while creating and maintaining the opportunity for mass scale. Unbothered Foods represents a unique opportunity to support a woman owned, passionate entrepreneur, combined with a compelling and disruptive entrant into the 20+ billion dollar cracker category."

 **Kaitlin Horsch** in

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Senior Private Wealth Associate

"It has been amazing to watch Morgan grow this business from her first sourdough starter a few years ago, to various pop ups at events and farmers markets, through today having 3 flavors of crackers in dozens of stores in the Midwest and beyond. Excited to see the next level of success she can achieve with this funding and will be cheering her on while keeping my pantry stocked with at least three bags of crackers at all times!"

Our Team

 **Morgan Murdock** Founder & CEO

Registered Dietitian Nutritionist. Specializes in digestive health and the low-FODMAP diet. Launched Unbothered Foods in February '23 to create more yummy and gut-friendly options for her patients.

 **Rylie Swain** Designer & Social Media Expert

Seasoned Graphic Designer and Multimedia Creative with a passion for creating meaningful content.

 **John Garry** Business & Finance Approach

Decade of investment experience at large asset allocation and early stage investment firms

 **Laura Scherb** Creative Strategist & Photographer

Product photography for CPG brands whose work has been featured in Edible Chicago, Eater, Esquire, and the Today Show

 **Dani Zuchovicki** Business Coach

Has coached hundreds of new and emerging brands in the Chicagoland area. Experienced culinary and business developer in food & bev.



Andrew Bott Supply Chain & Operations Advising

Supply chain and operations expert for national brands like Caulipower and Sucker Punch Gourmet

Pitch

Dietitian founded. Deliciously fermented. Ready for investment.



unbothered
foods
no garlic, garlic crackers
cheddar & chive crackers
ingredients that won't bother

Good-for-you doesn't have to mean bad-for-your-taste buds.

We're on a mission

to take the worry and stress out of eating by creating foods that are not only packed with flavor, but leave your bellies feeling happy and **unbothered.**



Crackers today just aren't cutting it.

Problems in the market



 **Our bellies are bothered.**
1 in 7 people (over 41 million Americans) struggle with a digestive health condition.

 **The flavor options are lacking.**
These individuals are looking for food products they can trust and that don't... taste like cardboard.

 **The cracker aisle is boring.**
There are stale offerings with unimaginative (and very long) ingredient lists.

Say hello to Unbothered Foods.

The Solution: a reliable pantry-staple that is flavorful, craveable and easy to digest

low-FODMAP

ferment



omega-3s
probiotics
gut-friendly
unbothered foods
sourdough
no garlic, garlic crackers
sea salt & flax crackers
cheddar & chive crackers
ingredients that won't bother
fermented sourdough for easy digestion
LOW-FODMAP
NON-GMO
PRESERVATIVE FREE
NUT FREE
DAIRY FREE

Demand for (actually) healthy and (actually) tasty snacks is higher than ever.



Market Opportunity
1 in 7
41M people
in the U.S.
struggle with Irritable Bowel Syndrome
~ 40% of the U.S. population experiences "digestive distress"
60%
are women
25M in the U.S.
Target Customer
wants better digestion and has healthy habits
looking for better-for-you snacks
brand-loyal and likes cute packaging
wants healthy pantry staples for her family
80%
of women grocery shop for their household
Cited sources: Monash University, Journal of Neurogastroenterology and Motility, gastro.org, forbes.com

We're at the intersection of two booming markets.

The digestive health market is a
$94
billion



$49 billion dollar industry projected to hit ⋚**$94 billion**⋛ by 2030

The global cracker industry is a **$22 billion dollar** industry projected to hit ⋚**$32 billion**⋛ by 2030

$49 billion

$22 billion

$32 billion

CAGR 8.5%

CAGR 4.6%

2021 2030

2021 2030

Cited sources: SNS Insider, Verified Market Research



While our competitors struggle to give consumers everything they want in a snack.

Competition



	Unbothered Foods	Rustic Bakery	Simple Mills	Wheat Thins	Glutino Crackers
Sourdough	✓	✓	✗	✗	✗
Nut Free	✓	✗	✗	✓	✓
No Sugar Added	✓	✗	✓	✗	✗
Low-FODMAP	✓	✗	✗	✗	✓
High Quality Ingredients	✓	✓	✓	✗	✗
Craveable	✓	✗	✗	✗	✗

In just one year, we've established an enthusiastic, loyal fanbase. Meet the Sour

Squad.

Brand Traction

gained
1,600
sour squad members

crackers traveled
106,905
miles across **31** states

Found out a whole lotta people need our product!

Sought out by Pop Up Grocer in NYC
✓ shelf appeal

Morgan!!! No joke - these are quite possibly the best crackers I've EVER had!

Morgan, why are these good????

You've ruined me for other crackers, trying to choke down some wheat thins right now and hateeeee them right now.

Love seeing a dietitian created brand and Low-FODMAP ... for patients!

Morgan these crackers are everything I've been looking for and more!! The best thickness I can't get over it

I just had to ... the new ... SO

My boyfriend literally ate the whole bag

The kids are obsessed with Unbothered crackers. Been demanding them literally all day

---

We're available nationwide and stores are pitching us to be on shelf, thanks to the efforts of our tiny team. *Imagine what we could do with your investment.*

Company Traction

100% bootstrapped

self-manufactured

#1 Seller
on Here Here Market in 2023

increased retail footprint by **300%** in Q1 '24

"This is the **best I've seen** a local product do since I've been here."

— Store Director, Fresh Thyme

✓ Regional Retailer

These are the days of doing more with less and we're no exception. We've maximized our potential and are primed for the next stage of growth.



Revenue &
Path to Growth
Self-manufactured // Product market fit
$30k
2023
Launched in February—$0 outside funding
Self-manufactured in Chicago
Built initial retail footprint through door to door sales
Built brand loyalty through "snack-scription" nationwide-monthly cracker delivery.
Scale production // Brand loyalty
$90k
2024
Scale self-manufacturing
Increase retail footprint from 10 to 60 stores
Growing DTC from 8% to 15% of total revenue through influencer campaigns
Releasing new flavors
Raising capital
Partner with co manufacturer // launch new product
$500k
2025
Expand into new product category
Retail ↑ 60 to 200 stores
Expand with Fresh Thyme, and get into the MW Whole Foods region
Launch on Amazon
Strategic hires for sales and marketing
Launch in national retailer // Grow natural channel
$2.9M
2026
Expand further into natural retail channel
Launch both product lines in a large national retailer like Sprouts, The Fresh Market, Whole Foods
Raise capital to support national launch
Continued growth in both national and regional retail
$8M
2027
1200+ retail doors
Continue expanding DTC channel through dietition network/affiliates
Become a pantry staple in homes across the U.S.!

Forward-looking projections are not guaranteed.

With the necessary funds, we'll scale production capabilities and expand our retail footprint to meet increasing demand.



Use of
Funds
Labor
Equipment /
Production space



Funds

- **29%** Equipment / Production space
- **35%** Labor
- **9%** Cost of Goods Sold
- **19%** Marketing
- **6.9%** Wefunder Fee

Margin Improvement:
Wholesale: 15% → 38%
DTC: 45% → 68%

$250,000

Wefunder Fee

COGS

Marketing

Our skilled team of advisors is committed to making Unbothered Foods a gut-friendly staple in pantries nationwide.

Our Rock Star Team

MORGAN MURDOCK, RDN
Unbothered Founder
Digestive Health Dietitian

RYLIE SWAIN
Swain Studio Co.
Designer & Social Media Expert

JOHN GARRY
Garry Elevator
Business & Finance Approach

DANI ZUCHOVICKI
Allies for Community Business
Emerging Brand Business Coach

LAURA SCHERB
Page and Plate
Product Photographer

ANDREW BOTT
Bott Consulting
Supply Chain and Operations

Now that you've digested, it's time to get invested ⬇️



Questions and answers with Morgan, our founder:

Q: What inspired you to start Unbothered Foods? Why sourdough crackers?

Before launching Unbothered Foods, I worked with nutrition patients as a registered dietitian, specializing in digestive health. Over time, I found that every one of my patients had the same problem at the grocery store-they couldn't find products that suited their dietary needs AND actually tasted delicious. Many gut-friendly/healthy products compromise flavor for utility, and I wanted to change that. I wanted to bring excitement back to eating for my patients.

I launched Unbothered Foods with a sourdough crackers line because of my excitement for the delicious taste of sourdough, and the digestibility of fermented foods. When sourdough is fermented for over 12 hours, it breaks down the components in wheat that can cause tummy issues for people, allowing them to eat wheat-based products they had been avoiding*. This was my favorite thing to tell patients, and became a bright part in our conversation. The excitement I saw with patients was what spurred the idea of creating sourdough-based pantry staples. Crackers are our first product because we can self-manufacture to start, and they are easy to ship. AND I wanted to create a product that would become a staple on grocery store runs.

*our crackers are not celiac-friendly, but may be tolerated by those with gluten intolerance/sensitivity

Q: What sets Unbothered crackers apart from the rest of the cracker market?

Taste is my first answer. Our crackers taste like a delicious, tangy loaf of sourdough bread because they are fermented for over 24 hours. Our number one priority is flavor - we want everyone to love our crackers.

Simple ingredients. The base of our crackers is sourdough starter, olive oil, and sea salt.

Cute packaging. Our packaging is the kind where you see and say "Oo! What is that!". In the cracker isle, packaging has been pretty boring across the board, so we stick out on shelf.

Gut-friendly. We are a brand committed to the digestive health community and use science-based evidence to create products to suit their needs. I specialized in the low-FODMAP diet while working with patients and will make this certification a priority as we continue to release products.

Nut-free. Many "healthy" crackers use nuts as an alternative grain-style base to their product. Many people with digestive issues can't eat nuts, or others may have a nut allergy, leaving this consumer looking for another cracker option.

Q: What is low-FODMAP? Why is this an important value of Unbothered Foods?

According to Google trends, people are searching for a low-FODMAP/gut-friendly solution now more than ever.

FODMAP/gut-friendly solution, now more than ever.


GUT HEALTH AND LOW FODMAP ARE TRENDING UP
100
80
60
40
20
0
2010-01
2012-01
2014-01
2016-01
2018-01
2019-01
2021-01
2023-03
"low-FODMAP"
"gut health"
Data source: Google Trends

The low-FODMAP diet is a diet therapy for patients with irritable bowel syndrome or other GI conditions, that helps to identify potential trigger foods linked to poor digestive symptoms. This protocol is very effective, but very restrictive, creating a major opportunity for product innovation in this area- especially considering over 15% of the population has IBS. As a dietitian, I specialized in the low-FODMAP diet and got to see people's life change because of it, however, the pain point of needing to cook everything from scratch was what lead to me creating a low-FODMAP brand. Other brands like Fody, BelliWelli, GoMacro, and Epicured have identified this gap in the market and are capitalizing on it.

See www.monashfodmap.com for more details on the low-FODMAP diet.

Q: What is your plan to expand into regional and national retail?

Wholesale/retail currently makes up about 92% of our sales. We are in about 35 retail doors now and plan to continue expanding in the

Midwest region. As of March '24, we got the green light to expand into all of the Fresh Thymes (our first regional retailer) in Illinois, and with continued high sales volume, we hope to expand to all 70 stores by the end of this year. This will allow us to work with a key distributor that will create opportunity to expand to other retailers in the Midwest and beyond. With this momentum (and with me working my butt off to connect with key retail buyers), we aim to land a national retailer in 2026.

Q: Where is Unbothered headed as a brand? What will Unbothered become?

Our vision for Unbothered Foods is to be a reliable, gut-friendly and most importantly - delicious pantry staple for families across America. We envision becoming the sourdough version of a Simple Mills or a Banza, with a variety of products, but will do that at a slow and steady pace. We have learned that starting a product line is hard and takes time, so we aren't in a rush to launch new product until we have scaled our cracker distribution. We will use our cracker line to continue to expand brand awareness and build relationships with retailers, and then expand our offerings outside the cracker isle.

Q: What do I get out of investing in Unbothered Foods?

First, you get to support a passionate, woman-owned brand dedicated to creating real, delicious food products for better gut-health. You will get to join our crazy journey of growing our brand and be a part of the Sour Squad - our group of Unbothered supporters! According to recent reports, women-owned companies only capture about 3% of vc investment. You get to be part of the change toward supporting women-led brands.

In the future, if and when we do a priced round or sell the company, your investment will turn into equity and you will get to own a percentage of Unbothered Foods. You also get access to other perks (see the right panel above) depending on your investment amount.

Please read our risks before investing. There is no guarantee you will receive a return on your investment. You should only invest what you can afford to lose.

Q: How will the investment funds be allocated?

Our funding will break down into a few different categories: Cost of Goods Sold, Marketing, Equipment/Production space, and Labor. Along with expanding our retail footprint, a major goal of ours is to increase our direct-to-consumer sales. This will take investment in marketing (we have $0 for our budget now), and increasing brand awareness through social media campaigns. We also plan on attending food expos such as the Fancy Food Show and Expo East/West to market our product and meet retailers. The other main component will be scaling up our cracker production with bigger and better ovens and hiring on more bakers to meet current and future demands.

Q: How will I make money with my investment?

- We are using a SAFE note (Simple Agreement for Future Equity) for this funding round. In the future, if and when we do a priced round or sell the company, your investment will turn into equity and you will get to own a percentage of Unbothered Foods. Check out this **Wefunder article** that breaks down a SAFE and other investing terms in simple language.

- Investors may hold their shares through the entirety of the company's growth journey through acquisition or exit, at which point they can sell their shares at favorable liquidity.

- There is no guarantee that the SAFE will convert into equity or that there will be an acquisition or exit. There is no guarantee you will receive a return on your investment. Only invest what you can afford to lose.

If you have made it this far, thank you for your interest! We aim to be an early innovative brand in the fermented grain category, at a time when gut-health is a hot topic and high purchase category in Food & Bev. There is no better time to invest than now.